China Digital TV Promotes Tianxing Wang to Chief Technology Officer

BEIJING, China, September 10, 2012 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced the appointment of Mr. Tianxing Wang as Chief Technology Officer, effective September 10. Mr. Wang succeeds Mr. Jian Han, who has taken over as Chief Executive Officer of Cyber Cloud, a subsidiary of China Digital TV.

“We are delighted to announce the promotion of Mr. Tianxing Wang to CTO, where he will oversee our scientific and technological development,” said Mr. Jianhua Zhu, China Digital TV's chairman and chief executive officer. “During his 15 years at China Digital TV, Tianxing has made an indispensable contribution to the development of our CA products. His deep industry knowledge and experience in research and development will ensure we continue to develop best-in-industry solutions and services for our clients.”

Mr. Wang has served as China Digital TV’s chief scientist since 2007. From 1998 to 2007 he served as the Company’s director of software technology, overseeing the design and development of its industry-leading CA products, including the establishment of its DVB-C based CA system infrastructure, as well as other CA-related protection technology based on its IPTV, CMMB and DRM solutions. Mr. Wang earned his BS and MS in computer science and technology from Tsinghua University.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital @brunswickgroup.com